1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

June 20, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,103

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,103 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares 10+ Year Credit Bond ETF and iShares Core Long-Term USD Bond ETF (each, a “Fund” and together, the “Funds”), each a series of the Trust.

The comments were provided in a telephone conversation June 4, 2014. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the respective Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

iShares 10+ Year Credit Bond ETF

Comment 1: Should small-capitalization companies risk be added to the Fund’s principal risks?

Response: The Trust respectfully notes that small-capitalization companies risk is not a principal risk of the Fund.

Comment 2: Please confirm whether emerging markets risk is a principal risk of the Fund. If it is a principal risk, please add appropriate risk disclosure.

Response: The Trust respectfully notes that emerging markets risk is not a principal risk of the Fund.

Comment 3: Please confirm which Index is being shown in the Average Annual Total Returns table, the old Underlying Index (The BofA Merrill Lynch 10+ Year US Corporate & Yankees Index) or the new Underlying Index (Barclays U.S. Long Credit Index). If the new Underlying Index is being shown, please show the old Underlying Index for the one-year period after the Index change.

Response: The Trust respectfully notes that information for the old Underlying Index, The BofA Merrill Lynch 10+ Year US Corporate & Yankees Index, is shown in the Average Annual Total Returns Table. The change in the Underlying Index from the BofA Merrill Lynch 10+ Year US Corporate & Yankees Index to the Barclays U.S. Long Credit Index will occur on June 30, 2014, which is outside of the period covered by the Average Annual Total Returns table, and therefore returns for the old Underlying Index, The BofA Merrill Lynch 10+ Year US Corporate & Yankees Index, are shown.

iShares Core Long-Term USD Bond ETF

Comment 1: Should small-capitalization companies risk be added to the Fund’s principal risks?

Response: The Trust respectfully notes that small-capitalization companies risk is not a principal risk of the Fund.

Comment 2: Please confirm whether emerging markets risk is a principal risk of the Fund. If it is a principal risk, please add appropriate risk disclosure.

Response: The Trust respectfully notes that emerging markets risk is not a principal risk of the Fund.

Comment 3: Please confirm which Index is being shown in the Average Annual Total Returns table, the old Underlying Index (Barclays U.S. Long Government/Credit Bond Index) or the new Underlying Index (Barclays US Universal 10+ Year Index). If the new Underlying Index is being shown, please show the old Underlying Index for the one-year period after the Index change.

Response: The Trust respectfully notes that information for the old Underlying Index, Barclays U.S. Long Government/Credit Bond Index, is shown in the Average Annual Total Returns Table. The change in the Underlying Index from the Barclays U.S. Long Government/Credit Bond Index to the Barclays US Universal 10+ Year Index occurred on June 3, 2014, which is outside of the period covered by the Average Annual Total Returns table, and therefore returns for the old Underlying Index, Barclays U.S. Long Government/Credit Bond Index, are shown.

Comment 4: Please confirm whether the principal investment strategies should be clarified to state that the Fund invests in non-U.S. government debt.

Response: The Trust respectfully submits that the principal investment strategies section of the Fund currently discloses that the Fund invests in non-U.S. government debt and that further clarification is not necessary. The principal investment strategies section states as follows: “The Underlying Index includes U.S. Treasury bonds, government-related bonds (i.e., U.S. and non-U.S. agencies, sovereign, quasi-sovereign, supranational and local authority debt).”

Comment 5: If investing in foreign corporate bonds is a principal investment strategy of the Fund, please make this clear in the Prospectus.

Response: The Trust respectfully notes that investing in foreign corporate bonds is not a principal investment strategy of the Fund.

****

The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer

Aaron Wasserman

Michael Gung

Katherine Drury